FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of MAY, 2003

LUND VENTURES LTD.  (File #0-29960)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

*

Interim Financial Statements for the Period Ended March 31, 2003.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

LUND VENTURES LTD.

(Registrant)

Date:

June 4, 2003

By:

“James G. Stewart”

James G. Stewart

Its:

 Secretary

(Title)

September 2, 1997 (306R)

LUND VENTURES LTD.

Suite 2000, Guinness Tower

1055 West Hastings Street

Phone:  (604) 331-8772

Vancouver,  B.C.  V6E 2E9

Fax:      (604) 331-8773

June 4, 2003

SECURITIES AND EXCHANGE COMMISSION                                VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Lund Ventures Ltd. – (File #0-29960)

Form 6-K

On behalf of Lund Ventures Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, on EDGAR, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

LUND VENTURES LTD.

“James G. Stewart”

per:

James G. Stewart

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

OTCBB Filings, Attention:  Pam Morris

Russell Brenner, Securities & Exchange Commission

IMPERIAL GINSENG PRODUCTS LTD.

LUND VENTURES LTD.

FINANCIAL STATEMENTS

Nine Months Ended March 31, 2003

(Unaudited – Prepared by Management)

LUND VENTURES LTD.

(An exploration stage company)

Balance Sheets

As at (expressed in Canadian dollars, unaudited)

	March 31, 2003	June 30, 2002

ASSETS

Current Assets:
Cash and cash equivalents	$ 10,102	$ 6,875
Accounts receivable	7,790	765
Prepaid expenses	12,428	51,000
	30,320	58,640

Resource property	76,743	7,500

Fixed assets	16,092	19,387

	$ 123,155	$ 85,527

LIABILITIES & SHAREHOLDERS’ EQUITY

Current Liabilities:
Accounts payable and accrued liabilities	$ 186,044	$ 10,936

Shareholders’ Equity:
Capital stock
Authorized
200,000,000 common shares without par value
Issued
5,630,280 common shares	7,494,876	7,494,876
Share subscriptions	10,000	-
Contributed surplus	29,000	29,000

Deficit	(7,596,765)	(7,449,285)
	(62,889)	74,591

	$ 123,155	$ 85,527

Going Concern (note 1)

Nature of Operations (note 2)

Subsequent Event (note 10)

Approved by the Board

         “Chet Idziszek”            Director

                          “James G. Stewart”         Director

LUND VENTURES LTD.

(An exploration stage company)

Statements of Loss and Deficit

For the periods ended March 31

(expressed in Canadian dollars, unaudited)

	Three Months Ended March 31, 2003	Three Months Ended March 31, 2002	Nine Months Ended March 31, 2003	Nine Months Ended March 31, 2002

Expenses:
Audit and accounting	$ -	$ -	$ 8,461	$ 8,808
Depreciation	1,083	1,420	3,295	4,324
Filing fees	3,010	3,596	9,940	6,746
Interest and bank charges	18	38	100	159
Legal fees	15,050	-	60,774	9,718
Office	-	1,320	16	4,448
Rent	12,857	2,514	38,571	10,239
Shareholder information	(22)	-	3,409	3,884
Transfer fees	899	836	4,768	4,059
Travel and promotion	-	-	-	5,340
Wages	3,622	7,461	10,866	14,864
	36,517	17,185	140,200	72,589

Other:
Interest income	67	79	136	968
Foreign exchange (loss) gain	(1)	(166)	84	2,189
Write-off of resource property	(7,500)	-	(7,500)	-
	(7,434)	(87)	(7,280)	3,157

Loss for the period	(43,951)	(17,272)	(147,480)	(69,432)

Deficit - Beginning of period	(7,552,814)	(7,443,617)	(7,449,285)	(7,391,457)

Deficit - End of period	$ (7,596,765)	$ (7,460,889)	$ (7,596,765)	$ (7,460,889)

Loss per share	$ (0.01)	$ 0.00	$ (0.03)	$ (0.01)

LUND VENTURES LTD.

(An exploration stage company)

Statements of Cash Flows

For the periods ended March 31

(expressed in Canadian dollars, unaudited)

Three Months Ended March 31, 2003	Three Months Ended March 31, 2002	Nine Months Ended March 31, 2003	Nine Months Ended March 31, 2002

Cash flows from operating activities:

Loss for the period	$ (43,951)	$ (17,272)	$ (147,480)	$ (69,432)
Items not affecting cash
Depreciation	1,083	1,420	3,295	4,324
Foreign exchange	1	166	(84)	(2,189)
Write-off of resource property	7,500	-	7,500	-

Net changes in non-cash working capital items:

Prepaid expenses and deposits	12,857	-	38,572	-
Accounts receivable	(2,997)	10,872	(7,025)	2,823
Accounts payable and accrued liabilities	27,696	(15,947)	100,694	(34,322)
	2,189	(20,761)	(4,528)	(98,796)

Cash flows from financing activity:

Proceeds from share subscription	-	-	10,000	-

Cash flows from investing activity:
Exploration costs	(2,329)	-	(2,329)	-

Foreign exchange (loss) gain on cash held in foreign currency	(1)	(166)	84	2,189

(Decrease) increase in cash and cash equivalents	(141)	(20,927)	3,227	(96,607)

Cash and cash equivalents - Beginning of period	10,243	35,208	6,875	110,888

Cash and cash equivalents - End of period	$ 10,102	$ 14,281	$ 10,102	$ 14,281

LUND VENTURES LTD.

(an exploration stage company)

Notes to Interim Unaudited Financial Statements

For the Nine Months Ended March 31, 2003

1.

Going Concern

The consolidated financial statements of Lund Ventures Ltd. (“the Company”) are prepared on the basis of accounting principles applicable to a going concern, which assume the realization of assets and satisfaction of liabilities in the normal course of business.  These financial statements do not contain the adjustments that would be necessary should the Company be unable to continue as a going concern.

As at March 31, 2003, the Company has a working capital deficit of $155,724.  The Company’s ability to fulfill its obligations is dependent on its ability to secure additional financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.  Accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.  Management is actively pursuing additional funding by way of private placement to meet its general and administrative expenditures and exploration costs.

2.

Nature of Operations

The Company is now in the business of exploring resource properties.  The Company’s current exploration activities are in the pre-production stage; consequently, the Company considers itself to be an exploration stage company.  The recoverability of the Company’s investments in resource properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the exploration, and future profitable commercial production or proceeds from the disposition thereof.

3.

Interim Unaudited Financial Statements

These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the financial statements for the year ended June 30, 2002.

4.

Significant Accounting Policies

These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements of the Company.

5.

Resource Property

	Aldebaran Property, Brazil	Elkhorn Prospect, Manitoba

Balance, June 30, 2002	$ -	$ 7,500

Assays	455	-
Consulting	1,000	-
Geological Supplies	437	-
Geology	22,550	-
Land and Legal	13,975	-
Report and Mapping	15,983	-
Transportation and Travel	22,343	-
Write-off of Resource Property	-	(7,500)
	76,743	(7,500)

Balance, March 31, 2003	$ 76,743	$ -

a)

Aldebaran Property, Brazil

During the nine months ended March 31, 2003, the Company and Hydromet Technologies Limited (“Hydromet”) were granted an option to acquire up to a 100% interest in the Aldebaran property in the state of Amazonia, Brazil.  To acquire the initial 50% interest, the Company and Hydromet must make property payments of US$4,021,000 by December 31, 2007, issue 400,000 shares of Lund and 500,000 shares of Hydromet.  They must also incur aggregate exploration expenditures of US$1,800,000 by December 31, 2007 as follows:

a)

US$100,000 by July 31, 2003

b)

US$350,000 by December 31, 2003

c)

US$600,000 by December 31, 2004

d)

US$850,000 by December 31, 2005

e)

US$1,150,000 by December 31, 2006

f)

US$1,800,000 by December 31, 2007

The Company and Hydromet are obliged to make the property payments and incur the property expenditures on an equal basis, with the exception that  it is the Company’s sole obligation to incur the US$100,000 of expenditures due by July 31, 2003, Hydromet’s sole obligation to incur the next US$250,000 by December 31, 2003 and then the Company’s obligation to incur the next US$250,000 due by December 31, 2004.  Following the acquisition of the initial 50% interest in the property, the Company and Hydromet can acquire up to an additional 30% interest in the property by incurring US$200,000 in exploration expenditures for each additional 1% interest to be acquired.  The Company and Hydromet may purchase the remaining 20% interest in the property prior to December 31, 2006, for 80,000 ounces of gold.

The Company has agreed, subject to regulatory approval, to pay a finder’s fee to Canaccord Capital Corp. in consideration for its introduction of the property.

b)

Elkhorn Prospect, Manitoba

During the year ended June 30, 2002, the Company entered into an agreement whereby it can acquire a 25% working interest in an oil and gas prospect in southwest Manitoba known as the Elkhorn Prospect.  To acquire the 25% working interest, the Company must pay $15,000 of which $7,500 has been paid and the balance of $7,500 is to be paid upon the Company’s completion of a private placement to raise not less than $100,000.  To maintain its 25% interest, the Company must bear 33.3% of all costs associated with the exploration and development of the prospect.

Although the prospect was represented to be a property of merit, the TSX Venture Exchange does not consider the prospect to be of merit for the purposes of the Company removing its inactive status.  As a result, during the nine months ended March 31, 2003, the Company terminated the Elkhorn agreement and accordingly, the $7,500 property payment has been written off.

6.         Capital Stock

The Company’s authorized share capital consists of 200,000,000 common shares without par value.

	Number of Shares	Amount

Balance, June 30, 2002 and March 31, 2003	5,630,280	$ 7,494,876

7.       Share Subscriptions

The Company has received $10,000 in share subscriptions pursuant to a non-brokered private placement to generate proceeds of $100,000.  The private placement is expected to close sometime during the next quarter.

8.        Related Party Transactions

a)

The Company incurred the following costs with companies related by directors in common as follows:

	2003	2002
	$	$
Legal fees	59,374	9,684
Office and rent	38,571	10,239
Resource property – legal	13,975	-

b)

The Company has an arrangement whereby it rents office space from companies with common directors.  Included in prepaid expenses and deposits are amounts provided to these companies for a rental security deposit of $3,857 and a rent advance of $8,571 to cover rent until May 31, 2003.  The Company is currently obligated to pay rent at $4,286 per month until May 1, 2003.  The Company paid $38,571 in rental payments during the nine months ended March 31, 2003.

c)

As at March 31, 2003, accounts payable and accrued liabilities include $103,228 (2002 - $nil) due to companies related by way of common directors.

9.      Segmented Information

The Company is in the business of exploring resource properties.  The Company’s current  exploration activities are in the pre-production stage, consequently, the Company considers itself to be an exploration stage company.

The Company’s resource property is located in Brazil and all fixed assets are located in Canada.

10.       Subsequent Event

During the three months ended March 31, 2003, the Company announced that it has, subject to regulatory approval, arranged a non-brokered private placement of 1,000,000 units at a price of $0.10 per unit.  Each unit will be comprised of one common share of the Company and one warrant entitling the purchase of an additional common share of the Company at a price of $0.15 per share for two years.  In conjunction with this private placement, the Company proposes to consolidate its share capital on a one for two basis and the private placement will be carried out on a post-consolidation basis.

In addition, the Company has, subject to regulatory approval, arranged a debt financing of $150,000 in order to ensure that the Company can meet TSX tier maintenance requirements and resume trading.  As part of this debt financing, the Company has agreed to issue 300,000 post-consolidated common shares at a deemed price of $0.10 as a bonus to the lender.

The Company has also reached an agreement with One Click Ventures Inc. (“OVX”) whereby OVX has agreed to subscribe for 2,500,000 units of the Company at a price of $0.10 per unit on a post-consolidation basis (the “OVX Placement”) to enable the Company to undertake exploration on the Aldebarán Property.  Each unit will be comprised of one common share and one transferable share purchase warrant entitling the purchase of an additional post-consolidation common share at a price of $0.15 for a period of two years.  The obligation of OVX to complete the OVX Placement is subject to the Company completing its reactivation by June 30, 2003, independent of any involvement from OVX, and OVX having received all necessary shareholder and regulatory approvals.  It is intended that the OVX Placement will be completed shortly after the Company completes its reactivation.

The Company understands that, upon completion of the OVX Placement, OVX will forthwith wind-up pursuant to applicable corporate laws and distribute the securities of the Company it acquires pursuant to the OVX Placement pro-rata to the shareholders of OVX.  The Company has agreed, subject to regulatory approval, to pay a finder’s fee to Canaccord Capital Corp. (“Canaccord”) equal to 10% of the proceeds derived from the OVX Placement and to grant to Canaccord a broker’s warrant entitling the purchase of that number of shares of the Company which is equal 25% of the number of units sold under the OVX placement.

SCHEDULE B

British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)
INCORPORATED AS PART:	X	Schedule A
	X	Schedule B and C
ISSUER DETAILS
Name of Issuer	For Quarter Ended	Date of Report YY/MM/DD
Lund Ventures Ltd.	March 31, 2003	2003/05/27
Issuer’s Address	Issuer’s Fax No.	Issuer’s Telephone No.
2000 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9	(604) 331-8773	(604) 331-8772
Contact Person James G. Stewart	Contact’s Position Secretary	Contact’s Telephone No. (604) 331-8772
Contact Email Address Jstewart@mine-tech.com	Web Site Address n/a
CERTIFICATE

The three schedules required to complete this Report are attached and the disclosures contained herein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Director’s Signature “Chet Idziszek”	Print Full Name Chet Idziszek	Date Signed YY/MM/DD 2003/05/27
Director’s Signature “James G. Stewart” l	Print Full Name James G. Stewart	Date Signed YY/MM/DD 2003/05/27

LUND VENTURES LTD.

FOR THE NINE MONTHS ENDED MARCH 31, 2003

DEFERRED RESOURCE PROPERTY EXPENDITURES

See notes to financial statements – Note 5

RELATED PARTY TRANSACTIONS

See notes to financial statements – Note 8

SECURITIES  ISSUED DURING THE NINE MONTHS ENDED MARCH 31, 2003

Date	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission Paid

No shares were issued during the nine months ended March 31, 2003.

OPTIONS GRANTED DURING THE NINE MONTHS ENDED MARCH 31, 2003

No options were granted during the nine months ended March 31, 2003.

AUTHORIZED AND ISSUED SHARE CAPITAL AS AT MARCH 31, 2003

			Issued
Class	Par Value	Authorized	Number	Amount
Common	N.P.V.	200,000,000	5,630,280	$7,494,876

LUND VENTURES LTD.

FOR THE NINE MONTHS ENDED MARCH 31, 2003

OPTIONS AND WARRANTS OUTSTANDING AS AT MARCH 31, 2003

Security	Number or Amount	Exercise or Convertible Price	Expiry Date
Options	21,000	$0.75	October 21, 2003
Options	40,000	$0.75	November 3, 2003
Options	7,000	$0.75	February 15, 2004
Options	40,000	$1.90	June 1, 2004

SHARES IN ESCROW OR SUBJECT TO POOLING RESTRICTIONS AS AT

MARCH 31, 2003

Number of Shares
Escrow	Nil

LIST OF DIRECTORS AND OFFICERS AS AT MAY 27, 2003

DR. ABDULLAH BASODAN

DOUGLAS BROWN

JEFFREY COCKS

CHET IDZISZEK - PRESIDENT

DAVID MALLO – VICE PRESIDENT, EXPLORATION

JAMES G. STEWART - SECRETARY

SCHEDULE C

MANAGEMENT DISCUSSIONS

LUND VENTURES LTD.

(the “Company”)

MANAGEMENT DISCUSSION FOR

THE NINE MONTHS ENDED MARCH 31, 2003

The Company is in the business of the acquisition, exploration, exploration management and sale of resource properties, with the primary aim of developing them to a stage where they can be exploited at a profit.  At that stage, the Company’s operations would, to some extent, be dependent on the prevailing market prices for any of the products produced by such operations.  The Company does not currently have any properties and during the period, it abandoned its interest in the Elkhorn Prospect.  During the period, the common shares of the Company were suspended from trading through the facilities of the TSX Venture Exchange for failure to meet listing requirements.  During the period, the Company entered into agreements with Hydromet Technologies Limited and Global Consultoria Mineral Ltda. to acquire, subject to regulatory approval, an interest in the Aldebarán and Rio Branco properties in Brazil as part of a plan of reactivation intended to result in the removal of the current trading suspension.  However, the Company will not be proceeding to acquire an interest in the Rio Branco property at this time.

During the period, the Company announced that it has, subject to regulatory approval, arranged a non-brokered private placement of 1,000,000 units at a price of $0.10 per unit.  Each unit will be comprised of one common share of the Company and one warrant entitling the purchase of an additional common share of the Company at a price of $0.15 per share for two years.  In conjunction with this private placement, the Company proposes to consolidate its share capital on a one for two basis and the private placement will be carried out on a post-consolidation basis.  In addition, the Company has, subject to regulatory approval, arranged a debt financing of $150,000 in order to ensure that the Company can meet TSX tier maintenance requirements and resume trading.  As part of this debt financing, the Company has agreed to issue 300,000 post-consolidated common shares at a deemed price of $0.10 as a bonus to the lender.

The Company has also reached an agreement with One Click Ventures Inc. (“OVX”) whereby OVX has agreed to subscribe for 2,500,000 units of the Company at a price of $0.10 per unit on a post-consolidation basis (the “OVX Placement”) to enable the Company to undertake exploration on the Aldebarán Property.  Each unit will be comprised of one common share and one transferable share purchase warrant entitling the purchase of an additional post-consolidation common share at a price of $0.15 for a period of two years.  The obligation of OVX to complete the OVX Placement is subject to the Company completing its reactivation by June 30, 2003, independent of any involvement from OVX, and OVX having received all necessary shareholder and regulatory approvals.  It is intended that the OVX Placement will be completed shortly after the Company completes its reactivation.

OPERATIONS AND FINANCIAL CONDITION

At March 31, 2003, the Company had total assets of $123,155 as compared with $85,527 at June 30, 2002.  This increase is due to investments in resource properties incurred during the period.  At March 31, 2003, the Company had a working capital deficiency of $155,724, down from working capital of $47,704 at June 30, 2002.   The Company's largest expenditure in the three and nine months period ended March 31, 2003 were investment in resource properties of $76,743 and general and administrative expenses of $140,200, respectively.  During the three and nine month periods ended March 31, 2002, the Company’s largest cash outflow was general and administrative expenses of $17,185 and $72,589, respectively.

During the three and nine month periods ended March 31, 2003, the Company recorded interest income of $67 and $136, respectively and a foreign exchange loss and gain of $1 and $84, respectively.  During the three and nine month periods ended March 31, 2002, the Company recorded interest income of $79 and $968, respectively, and a foreign exchange loss and gain of $166 and $2,189, respectively.

Expenses for the three month period ended March 31, 2003 were $36,517, up from $17,185 for the three month period ended March 31, 2002 due principally to costs associated with the Company’s plan of reactivation.  The largest expense item for the three month period ended March 31, 2003 was legal fees of $15,050.  During the three month period ended March 31, 2003, the Company the Company paid or accrued a total of $41,882 to parties not at arm’s length to the Company.  These payments were comprised of rent and office costs of $12,857, legal fees of $15,050 and legal fees treated as resource property costs of $13,975 paid or accrued to companies with directors in common.  In addition, the Company’s current assets include a prepaid rent expense and security deposit of $12,428 that is held in trust by companies with directors in common.  The net loss for the three month period ended March 31, 2003 was $43,951 or $0.01 per share as compared with a net loss for the three month period ended March 31, 2002 of $17,272, or $0.00 per share.

Expenses for the nine month period ended March 31, 2003 were $140,200, up from $69,432 for the nine month period ended March 31, 2002 due principally to costs associated with the Company’s plan of reactivation.  The largest expense item for the nine month period ended March 31, 2003 was legal fees of $60,774.  During the nine month period ended March 31, 2003, the Company the Company paid or accrued a total of $111,920 to parties not at arm’s length to the Company.  These payments were comprised of rent of $38,571, legal fees of $59,374 and legal fees treated as resource property costs of $13,975 paid or accrued to companies with directors in common. The net loss for the nine month period ended March 31, 2003 was $147,480 or $0.03 per share as compared with a net loss for the nine month period ended March 31, 2002 of $69,432, or $0.01 per share.

CAPITAL STOCK

During the period, the Company did not issue any securities.

LIQUIDITY AND CAPITAL RESOURCES

In management's view, given the nature of the Company's activities, which consist of the acquisition, exploration, exploration management and sale of mineral properties, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources.  The Company does not currently own or have an interest in any mineral producing properties and has not derived any revenues from the sale of gold, silver or other materials in the last three financial years.

The Company's mineral exploration activities have been funded through sales of common shares, and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all, and should this occur, there is substantial doubt about the ability of the Company to continue as a going concern.  In the near term, the Company plans to continue its exploration activities on its currently held properties. Based on its existing working capital, the Company does not expect to require additional financing for its currently held properties during the upcoming fiscal year. The Company has not carried out debt financing nor has it made use of any financial instruments for hedging purposes.  The Company had no material commitments for capital expenditures at the end of its most recent fiscal year.

At March 31, 2003, the Company had a working capital deficit of $155,724.  While the Company has arranged, subject to regulatory approval, equity and debt financings which management believes will be completed in a timely fashion and will be sufficient to meet the Company’s general and administrative expenses and minimum expenditure commitments on the Aldebarán Property for the coming year, there is no assurance that such approval can be obtained or that such financings will be completed.  Accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.  If the Company is to advance or develop the Aldebarán Property further, it will be necessary to obtain additional funding and while the Company has been successful in the past, there can be no assurance that it will be able to do so in the future.  If such funds are not available or cannot be obtained and its joint venture arrangements are insufficient to cover the costs of the Company's mineral exploration activities, the Company will be forced to curtail its exploration activities to a level for which funding is available or can be obtained.

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company's liquidity either materially increasing or decreasing at present or in the foreseeable future.  Material increases or decreases in the Company's liquidity will be substantially determined by the success or failure of its exploration programs on the Aldebarán Property.

INVESTOR RELATIONS ACTIVITIES

The Company handles investor relations activities internally by assigning various duties to officers, directors and employees.  These duties consist primarily of responding to enquiries from the Company's shareholders and the public, distribution of news and information about the Company and other developments in the resource industry, preparation for and attendance at industry conferences, maintenance of web sites on the Internet, increasing the Company's shareholder base and assisting in raising any capital which the Company might require.